                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C. 20549
                                 _____________

                                  SCHEDULE TO
                                (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             Plains Resources Inc.
--------------------------------------------------------------------------------
                      (Name of Subject Company (Issuer))

                  Plains Resources Inc. (Offeror and Issuer)
--------------------------------------------------------------------------------
   (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                Series G Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                      N/A
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                   Tim Moore
                             Plains Resources Inc
                             500 Dallas, Suite 700
                             Houston, Texas 77002
                                (713) 654-1414
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With copies to:

                                John A. Watson
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                           Houston, Texas 77010-3095
                           Telephone: (713) 651-5151
                           Facsimile: (713) 651-5246

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
          Transaction Valuation*                 Amount of Filing Fee
             $85,804,500.00                           $17,160.90
--------------------------------------------------------------------------------

     * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series G Cumulative Convertible Preferred Stock. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

     [_] Check the box if any part of the fee is offset as provided by Rule 0-
         11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _________________  Filing Party:______________________

Form or Registration No.:________________  Date Filed:________________________

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third-party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [_] going-private transaction subject to Rule 13e-3.

         [_] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:[_]

     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Plains Resources Inc., a Delaware corporation (the "Company"), to exchange 171,609 shares of Series G Cumulative Convertible Preferred Stock for 171,609 shares of Series H Convertible Preferred Stock (the "Exchange Offer"), upon the terms and subject to the conditions contained in the Offering Circular and Notice of Redemption dated November 30, 2000 (the "Offering Circular") and the related Letter of Transmittal, both of which are filed as exhibits to this Schedule TO.


ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the Offering Circular under the heading entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) through (c) The information set forth in the Offering Circular is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Plains Resources Inc. is the filing person; its business address is 500 Dallas, Suite 700, Houston, Texas 77002; and its telephone number is (713) 654-1414.

     The business address and business telephone number of each member of the Company's Board of Directors are 500 Dallas, Suite 700, Houston, Texas 77002, and telephone number: (713) 654-1414. The names of each member of the Company's Board of Directors are:

                               Dan M. Krausse (Chairman of the Board)
                               Greg L. Armstrong
                               Jerry L. Dees
                               Tom H. Delimitros
                               William M. Hitchcock
                               John M. Lollar
                               Robert V. Sinnott
                               J. Taft Symonds

      The business address and business telephone number of each of the Company's executive officers are 500 Dallas, Suite 700, Houston, Texas 77002, and telephone number: (713) 651-1414. The names and titles of each of the Company's executive officers are:

      Greg L. Armstrong:    President and Chief Executive Officer
      William C. Egg, Jr.:  Executive Vice President and Chief
                               Operating Officer
      Phillip D. Kramer:    Executive Vice President, Chief Financial Officer
                               and Treasurer
      Harry N. Pefanis:     Executive Vice President and Assistant Secretary
      Jim G. Hester:        Vice President - Business Development & Acquisitions
      Tim Moore:            Vice President, General Counsel and Secretary
      Cynthia A. Feeback:   Vice President - Accounting and Assistant Treasurer
      Mary O. Peters:       Vice President - Administration and Human Resources

ITEM 4.   TERMS OF THE TRANSACTION.

     The powers, designations, preferences, restrictions and limitations of the shares of Series H Convertible Preferred Stock are included in the form of Certificate of Designation, Preferences and Rights for the Series H Convertible Preferred Stock contained in Exhibit 12(a)(5)(i) of this Schedule TO, and are incorporated herein by reference.

     (a) (1) (i)   The information set forth in the Offering Circular is
incorporated herein by reference.

             (ii) The information set forth in the Offering Circular under the headings entitled "Summary Term Sheet" and "The Exchange Offer" is incorporated herein by reference.

             (iii) The information set forth in the Offering Circular under the headings entitled "Summary Term Sheet" and "The Exchange Offer", and the related Letter of Transmittal is incorporated herein by reference.

             (iv)  Not applicable.

             (v)   Not applicable.

             (vi) through (viii) The information set forth in the Offering Circular under the heading entitled "The Exchange Offer" and the related Letter of Transmittal is incorporated herein by reference.

             (ix)  Not applicable.

             (x) through (xi) The information set forth in the Offering Circular under the heading entitled "The Exchange Offer" is incorporated herein by reference.

             (xii) The information set forth in the Offering Circular under the heading entitled "Certain Federal Income Tax Considerations" is incorporated herein by reference.

         (2) Not applicable.

     (b) The Company expects to offer the exchange of shares of Series G Cumulative Convertible Preferred Stock for Series H Convertible Preferred Stock to any director, officer or affiliate of the Company owning such shares as part of the Exchange Offer. The terms of such exchanges will be the same as for all other stockholders of Series G Cumulative Convertible Preferred Stock.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

     (e) In the Stock Purchase Agreement dated as of July 30, 1998 by and among the Company and the purchasers named therein, as further amended by the Amendment to Stock Purchase Agreement dated as of January 31, 2000 by and among the Company and the purchasers named therein, the Company granted to the holders of the Series G Cumulative Convertible Preferred Stock certain registration rights, which included the establishment and maintenance of a shelf registration statement to register shares of the Company's common stock, par value $.10 ("Common Stock"). The Stock Purchase Agreement and the Amendment to Stock Purchase Agreement are filed as exhibits to this Schedule TO.

         Kayne Anderson Capital Advisors, L.P. has agreed, on behalf of its affiliates that own shares of the Series G Cumulative Convertible Preferred Stock, either to (i) participate in the Exchange Offer by exchanging shares of Series G Cumulative Convertible Preferred Stock with a minimum aggregate stated value of $15 million for Series H Convertible Preferred Stock or (ii) convert such shares of Series G

Cumulative Convertible Stock into shares of Common Stock before December 27, 2000, pursuant to the provisions of the Certificate of Designation, Preferences and Rights for the Series G Cumulative Convertible Preferred Stock. The Offering Circular includes a notice of redemption of the Series G Cumulative Convertible Preferred Stock. Pursuant to the Certificate of Designation, Preferences and Rights for the Series G Cumulative Convertible Preferred Stock, the Company has set a redemption date of December 31, 2000. All shares that have not been converted or exchanged will be redeemed.

ITEM 6.  PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS.

     (a) and (b) The information set forth in the Offering Circular under the heading entitled "The Exchange Offer" is incorporated herein by reference.

     (c) (1) and (2) In connection with the Company's business strategy, the Company continually reviews strategic options or proposals relating to mergers, consolidations and acquisition opportunities involving the Company and its subsidiaries. The Company has publicly announced that it is evaluating strategic restructuring alternatives intended to optimize the value and value-creating ability of each of its upstream and midstream business segments. The alternatives to be evaluated include, but are not limited to, a spin off or split off of the upstream segment or midstream segment, a spin off or special dividend of certain units of Plains All American Pipeline, L.P. and potential asset sales. Any modifications to the existing structure will depend on a number of factors including tax efficiency, critical mass and other considerations. Accordingly, there can be no assurance that any modifications will be made.

     (c) (3) through (8) None.

     (c) (9) The Board of Directors of the Company has authorized the repurchase of up to two million shares of Common Stock. As of November 30, 2000, the Company has repurchased 1,017,992 shares of Common Stock.

     (c) (10)  None.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offering Circular under the heading entitled "The Exchange Offer" is incorporated herein by reference.

     (b) Not applicable.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The following table states the aggregate number and percentage of outstanding shares of Series G Cumulative Convertible Preferred Stock owned as of November 15, 2000 by the officers and directors of the Company, and their respective associates.

                                              Shares of           Percent of
                                              Series G            Outstanding
         Beneficial Owner/title          Beneficially Owned   Shares of Series G
         ----------------------          ------------------   ------------------

     Tom H. Delimitros - Director             53.245                 0.0

     William M. Hitchcock - Director        2129.802                 1.2

     John H. Lollar - Director               106.490                 0.1

     Robert V. Sinnott - Director (1)       1064.901                 0.6

     J. Taft Symonds - Director              425.961                 0.2
_______________

     (1) Mr. Sinnott is a Senior Managing Director of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne are the joint beneficial holders of 57,161shares, or 33.3% of the outstanding shares, of Series G Cumulative Convertible Preferred Stock.

     (b) On September 8, 2000, 425.961 shares of Series G Cumulative Convertible Preferred Stock were converted to14,793 shares of Common Stock at the request of the holder. On October 23, 2000, 3,194.703 shares of Series G Cumulative Convertible Preferred Stock were converted to107,126 shares of Common Stock at the request of the holder. On November 2, 2000, 638.94 shares of Series G Cumulative Convertible Preferred Stock were converted to 21,482 shares of Common Stock at the request of the holder. All such holders converted their shares in accordance with their rights under the Certificate of Designation, Preferences and Rights for the Series G Cumulative Convertible Preferred Stock. Such conversions were not effected by the Company, any of the Company's subsidiaries, any affiliates of the Company, or any officers or directors of the Company or its subsidiaries.


ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) (1) The information set forth in Item 8 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999, and the Offering Circular under the heading entitled "Where You Can Find Additional Information" is incorporated herein by reference.

          (2) The information set forth in Part I entitled "Financial Information" of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, and the Offering Circular under the heading entitled "Where You Can Find Additional Information" is incorporated herein by reference.

          (3) The information set forth in the Offering Circular under the heading entitled "Ratio of Earnings to Combined Fixed Charges and Preferred Dividends" is incorporated herein by reference.

         (4) As of September 30, 2000, the book value per share of the Series G Cumulative Convertible Preferred Stock was $500.00 per share. As of September 30, 2000, the book value per share of Common Stock was $2.07 per share.

     (b) As of September 30, 2000, the pro forma book value per share of the Series G Cumulative Convertible Preferred Stock was $500.00 per share. As of September 30, 2000, the pro forma book value per share of Common Stock was $2.07. The information set forth in the Offering Circular under the heading entitled "Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends", and the Unaudited Pro Forma Consolidated Financial Statements in the Offering Circular are incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)  (1)  None.

          (2)  Not applicable.

          (3)  Not applicable.

          (4)  Not applicable.

          (5)  None.

     (b)  None.

ITEM 12. EXHIBITS.

     (a)  (1)  (i)   Cover Letter to Offering Circular and Notice of Redemption.

     (a)  (1)  (ii)  Offering Circular and Notice of Redemption dated as of
                     November 30, 2000.

     (a)  (1)  (iii) Letter of Transmittal.

     (a)  (2)  None.

     (a)  (3)  Not applicable.

     (a)  (4)  Not applicable.

     (a)  (5)  (i)   Form of Certificate of Designation, Preferred Stock.
                     Preferences and Rights for the Series H Convertible
                     Preferred Stock.

     (a)  (5)  (ii)  Form of Second Amendment to Stock Purchase Agreement dated as of December 28, 2000 by and among the Company and the Purchasers named therein.

     (b)       Not applicable.

     (d) (1) Stock Purchase Agreement dated as of July 30, 1998 by and among the Company and the Purchasers named therein.

     (d) (2) Amendment to Stock Purchase Agreement dated as of January 31, 2000 by and among the Company and the Purchasers named therein.

     (g)       Not applicable.

     (h)       Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              By:    /s/ CYNTHIA A. FEEBACK
                                     -------------------------------------------
                              Name:  Cynthia A. Feeback
                                     -------------------------------------------
                              Title: Vice President - Accounting and Assistant
                                     Treasurer
                                     -------------------------------------------
Dated: November 30, 2000